September 16, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 2, 2009
File No. 333-154274

Dear Ms. Long:

We have reviewed your September 11, 2009 comment letter (the “Comment Letter”) regarding the amended registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on September 2, 2009. On behalf of the Registrant, we submit this response letter describing our proposed changes to the S-1 for your prior review. The S-1 will be revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Management, Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 35

1.	On page 36, you indicate that you became an operating stage company in 2008. Please clarify this statement given your continued identification as a development stage company in your June 30, 2009 interim financial statements and December 2008 financial statements.

In response to the Staff’s comment, in future filings we will revise the disclosure on page 36 to indicate that the Company is a development stage company during 2009, as follows:

“We have incurred deficits since we were founded in 2004. We are a development stage company and have not generated revenues to support our activities, which have been primarily business and technology development. With the proceeds of this offering, we plan to commence revenue operations with the goal of achieving profitability by implementing the following plan. There can be no assurance that we will be successful in this regard.”

Recent Equity Transactions, page 38

2.	We note your enhanced disclosures and revisions to your estimated fair value per share of your common stock subsequent to the October 2008 filing of your registration statement on Form S-1 with the SEC. We have the following additional comments on the last paragraph of this section, which we assume is your attempt to reconcile the estimated fair value of your equity securities in light of your $6.00 estimated IPO price.

•

You indicate that “At the time of these options, we were in the development stage, were not at a break even point in cash flow and bad no active market for our common stock.” However: we note that as of June 30, 2009, you are still in the development stage, are not at a break even point in cash flow and still have no active market for your common stock. Please clarify.

•

We note that in June 2009 and the beginning of the third quarter 2009, you estimated that your fair value per share had increased to $3.50 per share. Please identify any third quarter equity transactions. Given your continued $6.00 estimated IPO price through the filling of this amended registration statement on September 2, 2009, we assume that any equity transactions subsequent to the “beginning of the third quarter 2009” will he valued closer to your $6.00 estimated IPO price. In this regard, you state that “Coupled with the proposed additional funds to be raised by this offering, we believe that the $6.00 price is a reasonable starting point in planning the future of the Company.” While we note that there is typically a lower cost of capital for newly public enterprises and that lower cost of capital is associated with enhanced enterprise value, it is unclear to us how the 42% discount represented by a continued use of $3.50 per share after the beginning of the third quarter would be reasonable.

In response to the Staff’s comment, in future filings we will revise the disclosure on page 40 of the S-1 to clarify that as of June 30, 2009, the Company was in the development stage, was not at a break even point in cash flow and did not have an active market for its common stock. In addition, we will update the disclosure in the “Recent Equity Transactions” section to include our latest, third quarter equity transactions, as follows:

“During the third quarter 2009, certain warrant holders exercised warrants they had received in the Private Placement under the warrant exercise incentive provided by Mr. Hines, in the same form as described above. Based on the proximity of the commencement of this offering, we estimated that our fair value per share had increased from $3.50 for the 10,000 warrants exercised in July 2009 to $4.00 for the 12,000 warrants exercised in August 2009 to $4.50 for the 5,900 warrants exercised through September , 2009. We believe that our estimated fair value represents an appropriate discount from the proposed initial public offering price given that the shares we have issued for the warrant exercises are restricted. In making our Black-Scholes calculations for these transactions, we will value the warrants transferred by Mr. Hines in July, August and September 2009 based upon management’s estimated fair values of $3.50, $4.00, and $4.50 per share, respectively, in such months.”

Please contact me with any comments or questions at (602) 229-5336.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc: Joseph Hines